

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 5546

Via Facsimile (011) 33 1 40 76 14 00 and U.S. Mail

May 4, 2006

Jean-Pascal Beaufret
Chief Financial Officer
Alcatel
54, Rue La Boetie
75008 Paris, France

> **Re: Alcatel**
> **Form 20-F for the Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-11130**

Dear Mr. Beaufret:

We have reviewed your response of March 6, 2006 and have the following comment. Please be as detailed as necessary in the explanation you provide for this comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response of March 6, 2006, filed on Form 6-K. In your qualitative materiality analysis set forth in your numbered response 1/3., you address only your operations in Sudan. Please expand your qualitative analysis to address your operations in Syria and Iran. Address specifically whether your operations under the terms of your sub-contract for the National Oil Company of Iran and your contract with the National Gas Company of Iran reasonably may be viewed as enhancing Iran's financial ability to support terrorist activity and weapons development programs by directly facilitating the development and production of that country's income-producing petroleum and natural gas resources. Address also whether those activities, while not financially significant to you, may negatively impact your

reputation and share value because they directly facilitate the development and production of income-producing Iranian resources.

2.   We are aware of an April 29, 2006, article stating that you have business dealings with Cuba and North Korea, two other countries identified by the U.S. State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Please advise us whether you conduct business with or in those countries. If you do conduct such business, please provide the same type of information and analysis regarding those business dealings and their materiality to you and your security holders as we requested in our prior comments to you regarding your contacts with Iran, Libya, Sudan and Syria.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance